(The following is an unofficial English translation of the Convocation Notice of the 63rd Ordinary General Meeting of Shareholders of Advantest Corporation (the "Company"). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

                                                                    June 3, 2005

To Our Shareholders

                                                Toshio Maruyama
                                                President and COO
                                                ADVANTEST CORPORATION
                                                32-1, Asahi-cho 1-chome,
                                                Nerima-ku, Tokyo


                             CONVOCATION NOTICE OF
                             ---------------------
                THE 63RD ORDINARY GENERAL MEETING OF SHAREHOLDERS
                -------------------------------------------------

Dear Sirs and Madams:

        Notice is hereby given that the 63rd ordinary general meeting of shareholders of ADVANTEST CORPORATION (the "Company") will be held as set forth below. Your attendance thereat is respectfully requested.

        If you are not able to attend the meeting, you may exercise your voting rights in one of the following ways after examining the reference documents as set forth below.

(Exercise of voting rights in writing by submitting the enclosed voting instruction form)

        Please indicate your intention to vote "for" or "against" each agenda item in the voting instruction form, then affix your seal and send the said form to us.

(Exercise of voting rights via the Internet)

        Please access the website for casting votes (http://www.e-tosyodai.com), indicate your intention to vote "for" or "against" each agenda item by following the on-screen instructions. For details, please refer to "Instructions for the Exercise of Voting Rights via the Internet" as set forth on page 9.



1.   Date and time:     June 28, 2005 (Tuesday) at 10:00 a.m.

2.   Place:             Main Conference Room of Advantest Corporation
                        32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo


3.   Subject matters of the meeting:

          Matters to be reported:

          Item No.1:    Matters concerning the business report, consolidated
                        balance sheets, consolidated statements of income, balance sheets, and statements of income for the 63rd
                        Fiscal Year (from April 1, 2004 to March 31, 2005);

          Item No.2:    Matters concerning the acquisition of treasury shares by
                        the Board resolution pursuant to the provisions of the Articles of Incorporation;

          Item No.3:    Matters concerning the audit of the Company's
                        consolidated statements by an independent auditor and the Board of Corporate Auditors

          Matters to be resolved:

                Agenda Item No. 1:      Approval of the proposed appropriation
                                        of retained earnings for the 63rd fiscal year

                Agenda Item No. 2       Partial amendment of the Articles of
                                        Incorporation

                                        (An outline of this agenda item is set
                                        forth on page 3 of the "Reference
                                        Documents with respect to the Exercise
                                        of Voting Rights" below)

                Agenda Item No. 3:      Election of seven directors

                Agenda Item No. 4:      Election of one corporate auditor

                Agenda Item No. 5:      Issuance of stock acquisition rights as
                                        stock options

                                        (An outline of this agenda item is set
                                        forth on pages 5 through 7 of the
                                        "Reference Documents with respect to the Exercise of Voting Rights" below)

                Agenda Item No. 6:      Payment of retirement bonuses to a
                                        retiring director



================================================================================

       When you arrive at the meeting, please submit the enclosed voting instruction form to the reception desk at the site of the meeting.

       We cordially invite you to attend a reception to be held after the meeting for shareholders and management members of the Company.

       For shareholders who will be unable to attend the meeting on the date it is held, we expect to provide voice streaming of the actual meeting (solely with respect to the portion concerning matters to be reported) on the Company's website beginning on the day of the meeting.

        Reference Documents with respect to the Exercise of Voting Rights
        -----------------------------------------------------------------



1.   Number of voting rights of all shareholders:          922,732 voting rights



2.   Agenda Items and Reference Matters:



Agenda Item No. 1:  Approval of the proposed appropriation of retained earnings for the 63rd fiscal year

         The details of the appropriation of retained earnings for this fiscal year are as described on page 27 of the attached document "Report for the 63rd Fiscal Year."

         The basic policy of the Company is to continue to provide stable dividends at a level consistent with its operating results, based on the belief that shareholder value is premised on the realization of long-term and sustainable growth in corporate value.

         Based on the above policy, the Company proposes to pay a yearend dividend of JPY 25 per share for the fiscal year (which, together with the interim dividend of JPY 25 per share already paid, amounts to a fiscal year total of JPY 50 per share, representing an increase of JPY 10 per share over the previous fiscal year).



Agenda Item No. 2:  Partial amendment of the Articles of Incorporation

1.   Reason for amendment:


(1) Following the implementation of the "Law to Amend Certain Parts of the Commercial Code and the Law Concerning Introduction of Electronic Public Notice" (Law No. 87 of 2004) effective as of February 1, 2005, in addition to the introduction of electronic public announcement being permitted, we propose to amend Article 4 of the existing Articles of Incorporation (Method of Public Notice) to enhance the convenience for public inspection.

2.   Details of proposed amendments:

     The details of the proposed amendments are as follows:

                                                                         (Changes are underlined.)
--------------------------------------------------------------------------------------------------
               Present Article                                   Proposed Amendment
--------------------------------------------------------------------------------------------------
Article 4.    (Method of Public Notice)           Article 4.    (Method of Public Notice)

       Public notices of the Company shall be         The Company makes public notice by
       --------------------------------------         ----------------------------------
given on the Nikkei issued in Tokyo.              electronic means; provided that it may do so in
------------------------------------              -----------------------------------------------
                                                  the Nikkei, in the event that the Company is unable
                                                  ---------------------------------------------------
                                                  to make electronic announcements due to
                                                  --------------------------------------------
                                                  unforeseen circumstances or other unavoidable
                                                  ---------------------------------------------
                                                  and valid reasons.
                                                  ------------------
--------------------------------------------------------------------------------------------------



Agenda Item No. 3:  Election of seven directors

         Upon the closing of this ordinary general meeting of shareholders, all eight of the directors will conclude their terms of offices as directors. At this time, we request that you elect seven new directors.

         The profile of the nominees is set forth below.

--- ----------------------- ------------------------------------------------------------ -----------------
             Name                              Brief Personal History                      Number of the
       (Date of Birth)                (Appointment to other companies, if any)           Company's shares
                                                                                               owned
--- ----------------------- ------------------------------------------------------------ -----------------
                            April 1956     Joined Fuji Communication Apparatus Mfg.
                            ----------     Co., Ltd. (currently Fujitsu Limited)

                            June 1985      Board Director of Fujitsu Limited
                            ---------
 1       Hiroshi Oura       June 1988      Managing Director of Fujitsu Limited                     7,800
      (February 14, 1934)   ---------
                            June 1989      Representative Board Director and
                            ---------      President of Advantest Corporation
                            June 2001      Chairman of the Board and CEO (present
                            ---------      position)
--- ----------------------- ------------------------------------------------------------ -----------------
                            March 1964     Joined Advantest Corporation
                            ----------
                            June 1985      Board Director
                            ---------
                            December 1990  Managing Director
 2    Shimpei Takeshita     -------------                                                          23,050
       (July 14, 1940)      June 1995      Senior Managing Director
                            ---------
                            June 1997      Representative Board Director and,
                            ---------      Corporate Executive Vice President
                            June 2001      Vice Chairman of the Board (present
                            ---------      position)
--- ----------------------- ------------------------------------------------------------ -----------------
                            April 1973     Joined Advantest Corporation
                            ----------
                            June 1989      Board Director
                            ---------
                            June 1995      Managing Director
 3     Toshio Maruyama      ---------                                                               3,069
       (April 17, 1948)     June 1999      Senior Managing Director
                            ---------
                            June 2001      Representative Board Director and
                            ---------      President
                            June 2003      Representative Board Director, President
                            ---------      and COO (present position)
--- ----------------------- ------------------------------------------------------------ -----------------
                            July 1970      Joined Advantest Corporation
                            ---------
                            June 1993      Board Director
                            ---------
 4      Junji Nishiura      June 1997      Managing Director                                        4,268
      (November 5, 1945)    ---------
                            June 2001      Senior Managing Director
                            ---------
                            June 2003      Board Director, Senior Executive Officer,
                            ---------      Technology and Production (present
                                           position)
--- ----------------------- ------------------------------------------------------------ -----------------
                            September 1972 Joined Advantest Corporation
                            --------------
                            June 1993      Board Director
 5       Hiroji Agata       ---------
      (December 2, 1946)    June 1999      Managing Director                                        2,473
                            ---------
                            June 2003      Board Director, Senior Executive Officer,
                            ---------      Sales and Marketing (present position)
--- ----------------------- ------------------------------------------------------------ -----------------
                            February 1970  Joined Advantest Corporation
                            -------------
                            June 1997      Board Director
 6      Hitoshi Owada       ---------
       (March 26, 1946)     June 2000      Managing Director                                        1,543
                            ---------
                            June 2003      Board Director, Managing Executive
                            ---------      Officer, Corporate Affairs (present position)
--- ----------------------- ------------------------------------------------------------ -----------------
                            April 1971     Joined Advantest Corporation
                            ----------
                            June 1996      Board Director
                            ---------
                            June 2000      Managing Director
 7      Takashi Tokuno      ---------                                                               2,736
      (October 9, 1948)     June 2003      Managing Executive Officer
                            ---------
                            June 2004      Board Director, Managing Executive
                            ---------      Officer, Product Development
                            April 2005     Board Director, Managing Executive
                            ----------     Officer, Test System Business (present
                                           position)
--- ----------------------- ------------------------------------------------------------ -----------------

Note:      These nominees do not have any special interest in the Company.

Agenda Item No. 4:  Election of one corporate auditor

         Upon the closing of this ordinary general meeting of shareholders, Mr. Kuniaki Suzuki will resign his office as the corporate auditor. Accordingly, we would like you to elect one corporate auditor. The term of the auditor that will be elected during this general meeting of the shareholders will be until the conclusion of the 66th general meeting of the shareholders in 2008, the remaining term of the previous corporate auditor, pursuant to Article 30, paragraph 2 of the Articles of Incorporation.

         We have obtained consent of the Board of Corporate Auditors with respect to this Agenda Item.

         The profile of the nominee is set forth below.

-------------------------- ------------------------------------------------------------ -----------------
            Name                              Brief Personal History                      Number of the
      (Date of Birth)                (Appointment to other companies, if any)           Company's shares
                                                                                              owned
-------------------------- ------------------------------------------------------------ -----------------
                           April 1961     Joined Fuji Communication Apparatus
                           ----------     Mfg. Co., Ltd. (currently Fujitsu Limited)
                           June 1988      Director of Fujitsu Limited
                           ---------
     Naoyuki Akikusa       June 1991      Managing Director of Fujitsu Limited                         0
   (December 12, 1938)     ---------
                           June 1992      Senior Managing Director of Fujitsu
                           ---------      Limited
                           June 1998      Representative Board Director and
                           ---------      President of Fujitsu Limited
                           June 2003      Representative Board Director and
                                          Chairman of Fujitsu Limited (present
                                          position)
-------------------------- ------------------------------------------------------------ -----------------

Note
1:   This nominee does not have any special interest in the Company.
2:   Mr. Naoyuki Akikusa is a nominee for outside corporate auditor under
     Article 18, Section 1 of the "Law Concerning Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations".


Agenda Item No. 5:  Issuance of stock acquisition rights as stock options


         Pursuant to Articles 280-20 and 280-21 of the Commercial Code, we request that you approve the issuance of stock acquisition rights on especially favorable terms as described below.



1. Reason for the issuance of stock acquisition rights on especially favorable terms

     The stock acquisition rights will be issued as stock options to directors, corporate auditors, executive officers and employees of the Company and its domestic and overseas subsidiaries as an incentive to improve business performance and to attract and retain talented individuals while raising the awareness of shareholder value.

2.   Details of stock acquisition rights

(1)  Persons to whom stock acquisition rights will be allocated

     Directors, corporate auditors, executive officers and employees of the Company and its domestic and overseas subsidiaries, and overseas subsidiaries of the Company. The overseas subsidiaries will then allocate the same rights as the stock acquisition rights pursuant to applicable local laws to directors, corporate auditors and employees of other overseas subsidiaries.

(2) Class and total number of shares to be issued or delivered upon exercise of the stock acquisition rights

     Not exceeding 800,000 shares of common stock of the Company.

     The number of shares to be issued or delivered upon exercise of each stock acquisition right shall be 100 shares, provided, however, that when the subscription price per share is adjusted in accordance with (5) below, the number of such shares shall be adjusted according to the following formula. This adjustment is made only with respect to any such stock acquisition rights that have not yet been exercised as of the time of adjustment. Any fraction of a share that arises as a result of an adjustment will be rounded down to the nearest number of shares.

       Number of shares to be issued or           Total subscription price
       delivered upon exercise of each    =   --------------------------------
           stock acquisition right              Subscription price per share

     When the number of shares to be issued or delivered upon exercise of each stock acquisition right is adjusted, the total number of shares to be issued or delivered upon exercise of the stock acquisition rights shall be adjusted to the number obtained by multiplying (i) the number of shares to be issued or delivered upon exercise of each stock acquisition right after adjustment by (ii) the number of stock acquisition rights that have not yet been exercised as of the time of such adjustment, then adding the number of shares that have been issued or delivered upon exercise of stock acquisition rights. After the adjustment, the total number of shares to be issued or delivered upon exercise of the stock acquisition rights may exceed - 800,000 shares.

(3)  Total number of stock acquisition rights to be issued

     Not exceeding 8,000.

(4)  Issue price of the stock acquisition rights

     No consideration shall be paid.

(5) Total subscription price to be paid upon exercise of each stock acquisition right

     The total subscription price to be paid upon exercise of each stock acquisition right shall be determined by multiplying (i) the subscription price per share as determined in the following paragraph, by (ii) the number of shares to be issued or delivered upon exercise of each stock acquisition right as specified in (2) above (100 shares).

     The subscription price per share shall be 1.05 times the average closing price, rounded up to the nearest yen, of the common stock of the Company in regular trading on the Tokyo Stock Exchange on each day of the month (excluding any such day on which there was no trade) preceding the first occasion on which any stock acquisition rights approved by this Shareholders' Meeting are issued; provided, however, that if such amount is less than the closing price of the common stock of the Company on such day of issue (or, if there was no trade on such day of issue, the closing price on the immediately preceding day on which there was any trade), the subscription price per share shall equal the closing price on such day.

     If, subsequent to the issue of the stock acquisition rights, the Company splits or consolidates its common stock, or issues new shares or disposes of its treasury shares below market price (other than to issue or deliver shares upon exercise of stock acquisition rights, with certain other exceptions), the subscription price per share shall be adjusted according to the following formula, rounded up to the nearest yen. Furthermore, the subscription price per share may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company, in the case of a capital reduction, merger or split of the Company or certain other events.

     (a)  Formula for adjustment in the case of share split or consolidation

       Subscription price   Subscription price                   1
           per share      =     per share      x  ------------------------------
        after adjustment    before adjustment     Ratio of split / consolidation

     (b) Formula for adjustment in the case of issue of new shares or disposition of treasury stock below market price

                                                         Number of new        Subscription
                                        Outstanding       shares to be   x   price per share
     Subscription     Subscription       number of    +      issued           to be issued
       price per   =    price per    x    shares         -----------------------------------
     share after      share before                             Market price per share
      adjustment       adjustment       ----------------------------------------------------
                                          Outstanding number of       Number of new shares
                                                 shares           +       to be issued


     In the above formula, "outstanding number of shares" shall mean the total number of outstanding shares of the Company after deduction of shares held by the Company as treasury stock. In the case of disposition of treasury stock, "number of new shares to be issued" in the above formula shall be read as "number of treasury shares to be disposed of."

(6)  Exercise period of the stock acquisition rights

     Between April 1, 2006 and March 31, 2010 (4 years).

(7)  Conditions for exercise of stock acquisition rights

     (a) A person to whom stock acquisition rights are allocated (a "rights holder"), other than overseas subsidiaries of the Company, must be a director, corporate auditor, executive officer or employee of the Company or its domestic or overseas subsidiary at the time of exercise, except where there are reasons deemed reasonable.

     (b)  The stock acquisition rights may not be inherited.

     (c)  No stock acquisition right may be exercised in part.

     (d) Other terms and conditions will be determined at a meeting of the Board of Directors subsequent to the Shareholders' Meeting.

(8)  Cancellation of stock acquisition rights

     (a) The Company may cancel, for no consideration, any stock acquisition right in the event that the general meeting of the shareholders resolves to approve (i) any merger agreement pursuant to which the Company shall cease to exist, or (ii) any share exchange agreement or share transfer pursuant to which the Company shall become a wholly-owned subsidiary of another company.

     (b) The Company may cancel, for no consideration, all or part of the stock acquisition rights of a rights holder to the extent that such stock acquisition rights are not exercisable due to the rights holder's failure to satisfy any of the conditions for exercise of stock acquisition rights.

(9)  Restriction on the transfer of stock acquisition rights

     Any transfer of stock acquisition rights shall require the approval of the Board of Directors, except where the transferee is the Company.

(10) Other details of the stock acquisition rights will be determined in a meeting of the Board of Directors subsequent to the Shareholders' Meeting.

Agenda Item No. 6:  Payment of retirement bonuses to a retiring director

         Mr. Kiyoshi Miyasaka is expected to conclude his term of office as a Director upon the closing of this ordinary general meeting of shareholders. We would like to pay him retirement bonuses to reward him for his contributions to the Company during his terms in accordance with standards established by the Company and in amounts deemed reasonable. We respectfully propose that the details of such retirement bonuses, including the amounts, times, and methods of payment, be determined by the Board of Directors.

         A brief personal history of the retiring Director follows:

 -------------------------- --------------------------------------------------------------------
            Name                                      Brief Personal History
 -------------------------- --------------------------------------------------------------------
      Kiyoshi Miyasaka      June 1997     Managing Director of Advantest Corporation
                            ---------
                            June 1999     Senior Managing Director of Advantest
                            ---------     Corporation

                            June 2003     Board Director and Senior Executive Officer (present
                            ---------     position)
 -------------------------- --------------------------------------------------------------------

        (Instructions for the Exercise of Voting Rights via the Internet)
        -----------------------------------------------------------------

     If you choose to exercise your voting rights via the Internet, please read the following instructions before doing so:

1. Voting rights may exercised online only by using the following website designated by the Company (http://www.e-tosyodai.com). It is not possible to access this site through Internet access on a mobile phone.
     (Please note that you will need the voting number and dedicated voting password as indicated on the enclosed voting instruction form if you want to exercise your voting rights on the Internet.)

2. If you cast your vote both on the Internet and through the voting instruction form, only your vote cast on the Internet shall be deemed valid.

3. If you cast your vote on the Internet more than once, only your last vote shall be deemed valid.

4. Any connection charges due to Internet service providers and communication charges due to communication carriers incurred as a result of using the voting casting website shall be paid by the shareholder.

5. If you choose to cast your vote online, please do so by 5:00 p.m. of June 27, 2005 (Monday), so far as possible, to allow us sufficient time to count the results.


  ------------------------------------------------------------------------------
  Any inquiries relating to the procedures for exercising voting rights online shall be directed to the following:
       Transfer agent:       Tokyo Securities Transfer Agent Co., Ltd.
       Phone number:         0120-49-7009 (toll-free number)
  ------------------------------------------------------------------------------